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77C: Submission of matters to a vote of security holders

At a joint special meeting of shareholders of BlackRock MuniYield Michigan Quality Fund II, Inc. (the "Fund") held on Thursday, August 6, 2015, Fund shareholders were asked to vote on the following proposals:

Common and Preferred Shareholders
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       Proposal 1(A). The common shareholders and preferred shareholders of the
       Fund were asked to vote as a single class, to approve an Agreement and Plan of Reorganization between the Fund and BlackRock MuniYield Michigan Quality Fund, Inc. and the transactions contemplated therein, including the termination of the Fund's registration under the 1940 Act and the Fund's dissolution in accordance with its charter and Maryland law.

With respect to this Proposal, the shares of the Fund were voted as follows:

                              For    Against Abstain
                           6,211,028 617,492 327,141

Preferred Shareholders
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       Proposal 1(B). The preferred shareholders of the Fund were asked to vote as a separate class, to approve an Agreement and Plan of Reorganization between the Fund and BlackRock MuniYield Michigan Quality Fund, Inc. and the transactions contemplated therein, including the termination of the Fund's registration under the 1940 Act and the Fund's dissolution in accordance with its charter and Maryland law.

With respect to this Proposal, the shares of the Fund were voted as follows:

                              For Against Abstain
                              873    0       0